Exhibit 4.1

FIRST AMENDMENT TO

WARRANT TO PURCHASE COMMON STOCK

This First Amendment to Warrant to Purchase Common Stock (this “Amendment”) is made effective as of February [26], 2026, by and between Presurance Holdings, Inc. (formerly known as Conifer Holdings, Inc.), a Michigan corporation (the “Company”), and Clarkston Companies, Inc. (the “Holder”).

Background

The Holder holds a Warrant to Purchase Shares of Common Stock issued by the Company represented by Warrant Certificate No. 2025-1 which was originally issued to Clarkston 91 West LLC and then transferred to the Holder (the “Warrant”).

The Company and the Holder desire to amend the Warrant to update the provisions regarding distributions by the Company contained in the Warrant.

Now, Therefore, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

Agreement

1.
Amendment of Section 9.b of the Warrant. Section 9.b of the Warrant is hereby deleted in its entirety and replaced with the following:

“b. Pro Rata Distributions. If the Company, at any time while this Warrant is outstanding, distributes to all holders of shares of the Common Stock for no consideration (i) evidences of its indebtedness or (ii) any security (other than a distribution of shares of the Common Stock covered by the preceding paragraph and excluding rights to subscribe for or purchase any security) (in each case, a “Distribution”), other than in connection with a reclassification as to which Section 9c applies, then in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of the Common Stock acquirable upon complete exercise of this Warrant immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of the Common Stock are to be determined for the participation in such Distribution.

2.
Construction. Unless otherwise defined herein, capitalized terms shall have the meanings set forth in the Warrant. The terms of this Amendment amend and modify the Warrant as if fully set forth in the Warrant. If there is any conflict between the terms, conditions and obligations of this Amendment and the Warrant, this Amendment’s terms, conditions and obligations shall control. All other provisions of the Warrant not specifically modified by this Amendment are preserved.

Exhibit 4.1

3.
Counterparts. This Amendment may be executed in two or more counterparts, and either originally or by facsimile, .pdf or other electronic signature, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

Signature on the Following Page

Exhibit 4.1

In Witness Whereof, this First Amendment to Warrant to Purchase Common Stock is hereby executed effective as of the date first above written.

THE COMPANY: Presurance Holdings, Inc. By: /s/ Brian J. Roney Name: Brian J. Roney Title: Chief Executive Officer

THE HOLDER:

Clarkston Companies, Inc.

By: /s/ Jeffrey Hakala

Name: Jeffrey Hakala

Title: Chief Executive Officer

Signature page to
First Amendment to Warrants to Purchase Next Series Preferred Units